B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

Tuesday, March 11, 2003

SEC EXEMPTION #82-4245

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

03007545

SUPPL

03 MAR 18 AM 7:21

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

Enclosures: Press Release – March 11, 2003

PROCESSED
APR 01 2003
THOMSON FINANCIAL

dlw 3/20

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

AMERICAN HOME TREASURES

SEC EXEMPTION #82-4245

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Tuesday, March 11, 2003

For Immediate Release

Stock Symbol: TSX: BFS

BFS ENTERTAINMENT ANNOUNCES NEW MANAGEMENT FOR COLLECTABLES DIRECT INC.

Denis B.E. Donnelly, President and CEO of **BFS Entertainment & Multimedia Limited**, is pleased to announce today the appointment of Rebecca Whitcomb to the position of Director of Marketing and Operations for **Collectables Direct Inc.** Collectables (www.collectablesdirect.com) is a direct response catalogue and e-commerce business and is wholly owned by BFS.

Ms. Whitcomb joins BFS with more than fifteen years of experience in the US direct merchandising marketplace, including a twelve-year term of progressive positions with target.direct, a direct merchandising and electronic retailing organization of Target Corporation, Minneapolis, USA.

"Rebecca will be a great addition to our management team and I am pleased to have a new team member with strong industry experience and a proven track record for successful brand development," said Denis Donnelly. "With her impressive track record in catalogue management and e-commerce development, Rebecca is extremely qualified in this new position to take Collectables Direct to its next level of success. We are looking to Rebecca to expand and drive our home video direct marketing programs beyond the traditional niche and into new areas and new markets."

Ms. Whitcomb holds an MBA in marketing from the University of Minnesota and a BA in business and economics from Wheaton College.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America. The Corporation's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Corporation is also continuing to look for small companies that can be acquired to fit the current business model.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
Denis B. E. Donnelly
President and CEO
E-mail ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com